Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED
JUNE 30, 2017

August 9, 2017

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (this “MD&A”) provides a review of the results of operations, financial condition and cash flows for The Stars Group Inc., formerly known as Amaya Inc. (“The Stars Group” or the “Corporation”), on a consolidated basis, for the three and six months ended June 30, 2017. This document should be read in conjunction with the information contained in the Corporation’s unaudited interim condensed consolidated financial statements and related notes for the three and six months ended June 30, 2017 (the “Q2 2017 Financial Statements”), the Corporation’s audited consolidated financial statements and related notes for the year ended December 31, 2016 (the “2016 Annual Financial Statements”) and the Management’s Discussion and Analysis thereon (the “2016 Annual MD&A”), and the Corporation’s annual information form for the year ended December 31, 2016 (the “2016 Annual Information Form” and together with the 2016 Annual Financial Statements and 2016 Annual MD&A, the “2016 Annual Reports”). These documents and additional information regarding the business of the Corporation are available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, the Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) at www.sec.gov, and the Corporation’s website at www.starsgroup.com.

For reporting purposes the Corporation currently prepares its financial statements in U.S. dollars and, unless otherwise indicated, in conformity with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). See note 4 in the 2016 Annual Financial Statements for additional information on the change in presentation currency from Canadian dollars to U.S. dollars. Unless otherwise indicated, all dollar (“$”) and “USD” amounts and references in this MD&A are in and to U.S. dollars. References to ‘‘EUR’’ or “€” are to European Euros and references to ‘‘CDN’’ or “CDN $” are to Canadian dollars. Unless otherwise indicated, all references to a specific “note” refer to the notes to the Q2 2017 Financial Statements.

As at June 30, 2017, the Corporation had two major lines of operations within its Business‑to‑Consumer (“B2C”) business, real-money online poker (“Poker”) and real-money online casino and sportsbook (“Casino & Sportsbook”). As it relates to these two business lines, online revenues include revenues generated through the Corporation’s online, mobile and desktop client platforms.

This MD&A references non-IFRS and non-U.S. GAAP financial measures, including those under the headings “Selected Financial Information” and “Key Metrics” below.  The Corporation believes these non-IFRS and non-U.S. GAAP financial measures will provide investors with useful supplemental information about the financial performance of its business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating its business and making decisions.  Although management believes these financial measures are important in evaluating the Corporation, they are not intended to be considered in isolation or as a substitute for, or superior to, financial information prepared and presented in accordance with IFRS or U.S. GAAP. They are not recognized measures under IFRS or U.S. GAAP and do not have standardized meanings prescribed by IFRS or U.S. GAAP. These measures may be different from non-IFRS and non-U.S. GAAP financial measures used by other companies, limiting its usefulness for comparison purposes. Moreover, presentation of certain of these measures is provided for period-over-period comparison purposes, and investors should be cautioned that the effect of the adjustments thereto provided herein have an actual effect on the Corporation’s operating results.

Unless otherwise stated, in preparing this MD&A the Corporation has taken into account information available to it up to August 9, 2017, the date the Corporation’s board of directors (the “Board”) approved this MD&A and the Q2 2017 Financial Statements.  All quarterly information contained herein is unaudited.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This MD&A and the Q2 2017 Financial Statements contain certain information that may constitute forward-looking information and statements (collectively, “forward-looking statements”) within the meaning of the Private Securities Litigation Reform Act of 1995 and applicable securities laws, including financial and operational expectations and projections. These statements, other than statements of historical fact, are based on management’s current expectations and are subject to a number of risks, uncertainties, and assumptions, including market and economic conditions, business prospects or opportunities, future plans and strategies, projections, technological developments, anticipated events and trends and regulatory changes that affect the Corporation, its customers and its industries. Although the Corporation and management believe the expectations reflected in such forward-looking statements are reasonable and are based on reasonable assumptions and estimates, there can be no assurance that these assumptions or estimates are accurate or that any of these expectations will prove accurate. Forward-looking statements are inherently subject to significant business, regulatory, economic and competitive risks, uncertainties and contingencies that could cause actual events to differ materially from those expressed or implied in such statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “would”, “should”, “believe”, “objective”, “ongoing” or the negative of these words or other variations or synonyms of these words or comparable terminology and similar expressions.

Specific factors and assumptions include, without limitation, the following factors, which are discussed in greater detail in the “Risk Factors and Uncertainties” section of the 2016 Annual Information Form:  the heavily regulated industry in which the Corporation carries on its business; interactive entertainment and online and mobile gaming generally; current and future laws or regulations and new interpretations of existing laws or regulations with respect to online and mobile gaming; potential changes to the gaming regulatory framework; legal and regulatory requirements; ability to obtain, maintain and comply with all applicable and required licenses, permits and certifications to distribute, operate, and market its products and services, including difficulties or delays in the same; significant barriers to entry; competition and the competitive environment within the Corporation’s addressable markets and industries; impact of inability to complete future acquisitions or to integrate businesses successfully; ability to develop and enhance existing products and services and new commercially viable products and services; ability to mitigate foreign exchange and currency risks; ability to mitigate tax risks and adverse tax consequences, including, without limitation, the imposition of new or additional taxes, such as value-added (“VAT”) and point of consumption taxes, and gaming duties; risks of foreign operations generally; protection of proprietary technology and intellectual property rights; ability to recruit and retain management and other qualified personnel, including key technical, sales and marketing personnel; defects in the Corporation’s products or services; losses due to fraudulent activities; management of growth; contract awards; potential financial opportunities in addressable markets and with respect to individual contracts; ability of technology infrastructure to meet applicable demand; systems, networks, telecommunications or service disruptions or failures or cyber-attacks; regulations and laws that may be adopted with respect to the Internet and electronic commerce and that may otherwise impact the Corporation in the jurisdictions where it is currently doing business or intends to do business; ability to obtain additional financing on reasonable terms or at all; refinancing risks; customer and operator preferences and changes in the economy; dependency on customers’ acceptance of its products and services; consolidation within the gaming industry; litigation costs and outcomes; expansion within existing and into new markets; relationships with vendors and distributors; and, natural events. These factors are not intended to represent a complete list of the factors that could affect the Corporation; however, these factors, as well as those risk factors presented under the heading “Risk Factors and Uncertainties” in the 2016 Annual Information Form, elsewhere in this MD&A and the 2016 Annual Reports and in other filings that The Stars Group has made and may make with applicable securities authorities in the future, should be considered carefully.

Shareholders and investors should not place undue reliance on forward-looking statements as the plans, assumptions, intentions or expectations upon which they are based might not occur.  The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement. Unless otherwise indicated by the Corporation, forward-looking statements in this MD&A describe the Corporation’s expectations as of August 9, 2017 and, accordingly, are subject to change after such date. The Corporation does not undertake to update or revise any forward-looking statements, except in accordance with applicable securities laws.

LIMITATIONS OF KEY METRICS AND OTHER DATA

The numbers for Corporation’s key metrics, which include quarterly real-money active uniques (“QAUs”) and quarterly net yield (“QNY”), as well as certain other metrics, are calculated using internal company data based on the activity of customer accounts. While these numbers are based on what the Corporation believes to be reasonable judgements and estimates of its customer base for the applicable period of measurement, there are certain challenges and limitations in measuring the usage of its products and services across its customer base. Such challenges and limitations may also affect the Corporation’s understanding of certain details of its business. In addition, the Corporation’s key metrics and related estimates may differ from estimates published by third parties or from similarly-titled metrics of its competitors due to differences in methodology and access to information. Moreover, QNY is a non-IFRS measure. For important information on the Corporation’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Key Metrics” and “Selected Financial Information—Other Financial Information” below.

For example, the methodologies used to measure customer metrics are based on significant internal judgments and estimates, and may be susceptible to algorithm, calculation or other technical errors, including, without limitation, how certain metrics may be defined (and the assumptions and considerations made and included in, or excluded from, such definitions). Moreover, the Corporation’s business intelligence tools may fail on a particular data backup or upload, which could lead to certain customer activity not being recorded, and thus not included, in the calculation of a particular key metric, such as QAUs. In addition, as it relates to certain of the Corporation’s product offerings, customers are required to provide certain information when registering and establishing accounts, which could lead to the creation of multiple accounts for the same customer (in nearly all instances such account creation would be in violation of the Corporation’s applicable terms and conditions of use) and customers could take advantage of certain customer acquisition incentives to register and interact with the Corporation’s products, but not actually deposit or transfer funds into their real-money accounts with the Corporation. Although the Corporation typically addresses and corrects any such failures, duplications and inaccuracies relatively quickly, its metrics are still susceptible to the same and its estimations of such metrics may be lower or higher than the actual numbers.

The Corporation regularly reviews its processes for calculating and defining these metrics, and from time to time it may discover inaccuracies in its metrics or make adjustments to improve their accuracy that may result in the recalculation or replacement of historical metrics or introduction of new metrics. These changes may also include adjustments to underlying data, such as changes to historical revenue amounts as a result of certain accounting reallocations made in later periods and adjustments to definitions in an effort to provide what management believes may be the most helpful and relevant data. The Corporation also continuously seeks to improve its ability to identify irregularities and inaccuracies (and suspend any customer accounts that violate its terms and conditions of use and limit or eliminate promotional incentives that are susceptible to abuse) and its key metrics or estimates of key metrics may change due to improvements or changes in its methodology. Notwithstanding the foregoing, the Corporation believes that any such inaccuracies or adjustments are immaterial unless otherwise stated.

If the public or investors do not perceive the Corporation’s customer metrics to be accurate representations of its customer base, or if it discovers material inaccuracies in its customer metrics, its reputation may be harmed, which could negatively affect its business, results of operations and financial condition.

OVERVIEW AND OUTLOOK

Business Overview and Background

The Stars Group is a leading provider of technology-based products and services in the global gaming and interactive entertainment industries. The Stars Group focuses on developing and acquiring interactive technology-based assets with high-growth potential in existing and new markets and industries or verticals. The Stars Group’s B2C business currently consists of the operations of Stars Interactive Holdings (IOM) Limited and its subsidiaries and affiliates (collectively, “Stars Interactive” (formerly referred to by the Corporation as “Rational Group”)). Stars Interactive currently offers, among other products and services, online (including desktop and mobile) real- and play-money poker and other products, particularly casino and sports betting (also known as sportsbook).

Since The Stars Group’s acquisition of Stars Interactive on August 1, 2014 (the “Stars Interactive Acquisition”) and as a result thereof, its B2C operations have been and continue to be its primary business and source of revenue. Through its Stars Interactive division, which is based in the Isle of Man and operates globally, The Stars Group owns and operates gaming and related interactive entertainment businesses, which it offers under several ultimately owned brands, including, among others, PokerStars, PokerStars Casino, BetStars, Full Tilt, StarsDraft, and the PokerStars Championship, PokerStars Festival and PokerStars Megastack live poker tour brands (incorporating the European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour and Asia Pacific Poker Tour). These brands together have more than 113 million registered customers globally and collectively form the largest poker business in the world, comprising online poker games and tournaments, sponsored live poker competitions, marketing arrangements for branded poker rooms in popular casinos in major cities around the world, and poker programming and content created for television and online audiences. The Stars Group currently estimates that the PokerStars site collectively holds a majority of the global market share of real-money poker player liquidity, or the volume of real money poker players, and is among the leaders in play-money poker player liquidity. The Stars Group also estimates that since its 2001 launch, PokerStars has become the world’s largest real-money online poker site based on, among other things, player liquidity and revenues, and The Stars Group believes that PokerStars has distinguished itself as the world’s premier poker brand.

In addition to pursuing growth opportunities in online and mobile poker in existing and new markets, including through the innovation of new product features and enhancements, geographic expansion and improvements to the poker ecosystem (as discussed below), The Stars Group believes that there are potentially significant opportunities for growth in other verticals. Specifically, The Stars Group believes that these verticals initially include online and mobile casino and sportsbook, and such potential opportunities include the ability to leverage its brand and product recognition (particularly poker) to acquire new customers, including recreational customers, and capitalize on network effects and cross-selling these new verticals to its existing and new customer base. While The Stars Group continues to improve the product offering, including through a mobile application and other enhancements, expand its game portfolio and geographic reach, and launch limited and targeted external marketing campaigns, it estimates that Stars Interactive’s combined online casino, including PokerStars Casino, is currently among the world’s fastest growing and has one of the largest player bases among its competitors.  In addition to online and mobile casino and sportsbook, The Stars Group currently intends to expand upon and explore other growth opportunities, including, without limitation, expanding upon its current social gaming offering, exploring potential opportunities for its daily fantasy sports product, and pursuing other interactive entertainment opportunities.  Through what it believes to be a premier, scalable platform that diversifies its products and services both geographically and across verticals, The Stars Group currently expects that the Stars Interactive Acquisition will continue to help facilitate an increase in shareholder value and the delivery of sustainable, profitable long-term growth.

The Stars Group continuously works to enhance its proprietary platforms and has invested significantly in its technology infrastructure since inception to ensure a positive experience for its customers, not only from a gameplay perspective, but most importantly, with respect to security and integrity across its product offerings. The Stars Group dedicates nearly all of its research and development investments to its B2C business, which seeks to provide broad market applications for products derived from its technology base. To support its strong reputation for security and integrity, The Stars Group employs what it believes to be industry‑leading practices and systems with respect to various aspects of its technology infrastructure, including, but not limited to, information and payment security, game integrity, customer fund protection, marketing and promotion, customer support, responsible gaming, and loyalty programs, rebates and rewards (i.e., incentives).

The Stars Group also monitors and assesses its products and services to continuously improve the experience for all of its customers and to ensure a safe, competitive and enjoyable environment. As such and as previously reported, The

Stars Group has implemented a number of policies and controls, and anticipates implementing additional policies and controls in 2017, to significantly reduce or eliminate the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. In addition to controls over technological tools and software, The Stars Group also assesses its pricing and incentives to ensure that such pricing and the distribution of such incentives is aligned with its objectives to reward customers for loyalty and behavior that is positive to the overall customer experience and the particular product’s ecosystem. As previously reported, since the beginning of 2016, The Stars Group has introduced certain improvements in the poker ecosystem to benefit and attract high value, net depositing customers (primarily recreational players) and reduce incentives for high volume, net withdrawing customers, and adjusting the pricing on poker games and tournaments (also known as rake) on certain offerings (which resulted in an effective increase). For example, the Corporation recently launched the Stars Rewards program, which is an integrated cross vertical loyalty program (“CVL”) focused on customer engagement and experience. The CVL program seeks to offer an exciting, personalized gaming experience that rewards players for their overall gameplay across poker, casino and sportsbook, in each case where available. Stars Rewards gives players randomized prizes based on a number of factors, including the time passed since the player made his or her first real money deposit, volume of play, player impact on the overall ecosystem, including whether such player is a net withdrawing versus net depositing player, and product and game selection.  The Corporation believes that Stars Rewards will enhance the player experience as it introduces new ways of earning rewards that are intended to be more exciting for its recreational players and distributes such rewards based on player contributions to the overall ecosystem.

The Stars Group anticipates that these and future planned improvements, despite an expected overall decrease in volume of gameplay and total deposit balances held by high volume, net withdrawing players, will create a more attractive environment and experience for recreational players, allowing them to play longer on its platforms and engage in its various product offerings. The Stars Group believes this has led and may continue to lead to an increase in net deposits (equal to total customer deposits minus total customer withdrawals made on the Corporation’s real money platform) and greater retention. The Stars Group has been, among other things, reinvesting resulting savings and funds from the poker ecosystem improvements into marketing, increased incentives for other customers, bonuses and promotions, new poker products and services, research and development, and to help offset costs in the business, including gaming duties and others related to promoting the regulation of online gaming in various jurisdictions.

The Stars Group, through certain of its subsidiaries, is licensed or approved to offer, or offers under third party licenses or approvals, its products and services in various jurisdictions throughout the world, including in Europe, both within and outside of the European Union, North America and elsewhere. In particular, PokerStars is the world’s most licensed online gaming brand, holding licenses or related operating approvals in 17 jurisdictions.  The Stars Group intends to seek licensure with respect to more European Union member states if and when such member states introduce their own independent regulatory and licensing regimes and generally following a determination by the European Commission that such national regulatory frameworks are compliant with European Union law.  Outside of the European Union, The Stars Group anticipates there may be a potential for regulation of online gaming, including online poker, casino and/or sportsbook, and that this may result in potential licensing or partnerships with private operators or governmental bodies with respect to various jurisdictions. The Stars Group supports regulation of online gaming, including licensing and taxation regimes, which it believes will promote sustainable online gaming markets that are beneficial for consumers, governments and the citizens of the regulating jurisdiction, operators, and the industry as a whole. See also “Regulatory Environment” in the 2016 Annual Information Form.

Notwithstanding, the online gaming industry is heavily regulated and failure by The Stars Group to obtain or maintain applicable licensure or approvals, or otherwise comply with applicable requirements, restrictions and prohibitions, could, among other things, be disruptive to its business and adversely affect its operations.  The Stars Group may also not be able to capitalize on the expansion of online gaming or other trends and changes in the online gaming industry, including due to laws and regulations governing this industry.  For example, new gaming laws or regulations, changes in existing gaming laws or regulations, new interpretations of existing gaming laws or regulations or changes in the manner in which existing laws and regulations are enforced, may hinder or prevent The Stars Group from continuing to operate in those jurisdictions where it currently carries on business or where its customers are located, which would harm its operating results and financial condition. For additional risks and uncertainties related to regulation, see “Risk Factors and Uncertainties—Risks Related to Regulation” in the 2016 Annual Information Form.

For additional information about The Stars Group and certain recent corporate highlights and developments, see “Overview and Outlook—First Half and Subsequent Developments”, “Further Information”, and the 2016 Annual Reports. For additional risks and uncertainties relating to, among other things, The Stars Group, its business, its customers, its regulatory and tax environment and the industries and geographies in which it operates or where its customers are located, see “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, as well as the risks and uncertainties contained elsewhere herein, the 2016 Annual Reports and in other filings that The Stars Group has made and may make with applicable securities authorities in the future.

First Half and Subsequent Developments

Set forth below is a general summary of certain recent corporate developments for the first half of 2017 and to the date hereof. For additional corporate developments and highlights, see the 2016 Annual Reports, the Corporation’s management’s discussion and analysis for the three months ended March 31, 2017 (the “Q1 2017 MD&A”), and refer to “Further Information” below.

Name Change and Continuance

On August 1, 2017, the Corporation announced the completion of its corporate name change from Amaya Inc. to The Stars Group Inc. and the continuance of the Corporation under the Business Corporations Act (Ontario) such that it is now an Ontario corporation and subject to such act. The Corporation also announced that it moved its corporate head office to Toronto, Ontario, and that its ticker symbols for its common shares (“Common Shares”) changed to “TSG” on the Nasdaq Global Select Market and “TSGI” on the Toronto Stock Exchange, both effective August 1, 2017. The corporate name change and continuance followed approval by the Corporation’s shareholders present in person or represented by proxy at the Corporation’s annual and special meeting of shareholders held on June 21, 2017.

Appointment of Executive Officers and Election of Directors

On May 11, 2017, the Corporation announced the appointment of Robin Chhabra to the newly created position of Chief Corporate Development Officer of The Stars Group. Mr. Chhabra is an experienced online gaming executive who most recently served as Group Director of Strategy and Corporate Development for William Hill plc (LSE: WMH). The Corporation anticipates Mr. Chhabra will join the company in September 2017 following a brief garden leave from William Hill.

On May 16, 2017, the Corporation announced the appointment of Brian Kyle as Chief Financial Officer of The Stars Group. Mr. Kyle joined The Stars Group on June 19, 2017 from Pivot Technology Solutions (TSX: PTG) where he was Chief Financial Officer. Mr. Kyle, who is based in The Stars Group head office in Toronto, brings with him an extensive background in capital markets, financial and strategic planning, tax, investor relations and risk management. Mr. Kyle succeeds Daniel Sebag, who had served as the Corporation’s Chief Financial Officer since 2007.

On June 14, 2017, the Corporation announced the appointment of Jerry Bowskill as Chief Technology Officer of The Stars Group, effective that day. Prior to joining The Stars Group, Dr. Bowskill was most recently a technology consultant for Partis Solutions and the Chief Technology Officer of TouchTunes Interactive Networks. Dr. Bowskill also previously served in a variety of senior roles at Scientific Games Corporation and Playtech plc, and began his professional career as a research scientist, including at British Telecom.

On June 21, 2017, the Corporation announced, among other things, that its shareholders had elected two new directors, Mr. Peter E. Murphy and Ms. Mary Turner, and re-elected Messrs. Divyesh (Dave) Gadhia, Harlan Goodson, Alfred F. Hurley, Jr. and David Lazzarato to the Board at the annual and special meeting of shareholders. Following the meeting, Mr. Gadhia was re-appointed as Chairman of the Board. General Wesley Clark and Dr. Aubrey Zidenberg both retired from the Board and did not stand for re-election. Dr. Zidenberg will, however, remain as a member of The Stars Group’s Compliance Committee.

Final Payment on Deferred Purchase Price

On May 31, 2017, the Corporation announced that it made its final payment on the deferred purchase price obligation for the Stars Interactive Acquisition. The Corporation used cash flow from operations to make the payment, which included the remaining balance of $47.5 million and approximately $870,000 of associated fees. As previously announced, the Corporation paid $200 million of the deferred purchase price in November 2016, $75 million in February 2017 and a further $75 million in April 2017.

First Lien Term Loan Repricing and Amendment

On March 3, 2017, the Corporation announced that it successfully repriced and retranched the First Lien Term Loans (as defined below) and amended the applicable credit agreement (collectively, the “Repricing”). The Repricing included reducing the applicable interest rate margin on the First Lien Term Loans by 0.5% to LIBOR plus 3.50% with a LIBOR floor of 1.00% and Euribor plus 3.75% with no Euribor floor, respectively, and retranching such loans by raising €100 million of incremental debt on the EUR First Lien Term Loan (as defined below) and using the proceeds to reduce the USD First Lien Term Loan (as defined below). As a result of the Repricing, the Corporation currently expects to save approximately 13%, or $15.4 million, of interest expense annually.

The Corporation and the lenders also amended the credit agreement for the First Lien Term Loans to, among other things, reflect the Repricing and waive the required 2016 and 2017 excess cash flow repayments (as defined and described in the credit agreement) previously due on June 30, 2017 and June 30, 2018, respectively.

At the request of certain lenders, the amendment also modifies the change of control provision in the credit agreement to remove the ability of a certain current shareholder to directly or indirectly acquire control of the Corporation without triggering an event of default and potential acceleration of the repayment of the debt under the credit agreement for the First Lien Term Loans.

USD Second Lien Term Loan Prepayment

On August 8, 2017, the Corporation prepaid without penalty approximately $40 million under the USD Second Lien Term Loan (as defined below) using cash flow from operations, which it expects to result in approximately $3 million in annual interest savings. Following this prepayment, the principal balance of the USD Second Lien Term loan as of the date hereof is $170 million.

KEY METRICS

The Corporation reviews a number of metrics, including those key metrics set forth below, to evaluate its business, measure performance, identify trends affecting the same, formulate business plans and make strategic decisions. Although management may have provided other key metrics since the Stars Interactive Acquisition, it continues to review and assess the importance, completeness and accuracy of such metrics as it relates to its evaluation of the business, its performance and the trends affecting the same, including, without limitation, customer engagement, gameplay, depositing activity, and various other customer trends, particularly following the introduction of certain previously announced improvements in the poker ecosystem to benefit and attract recreational customers and reduce incentives for high volume, net withdrawing customers, the introduction of certain customer acquisition initiatives, and the Corporation’s expansion in real-money online casino and sportsbook. As such, management may determine that particular metrics that may have been presented in the past may no longer be helpful or relevant to an understanding of the Corporation’s current and future business, performance or trends affecting the same, and as a result, such historic metrics may be replaced or new or alternative metrics may be introduced. For each applicable period, management intends to provide key metrics that it believes may be the most helpful and relevant to a complete and accurate understanding of the Corporation’s business, performance and trends affecting the same, in each case taking into account, among other things, the development of its product offerings, loyalty programs, customer acquisition efforts, and expansion in new markets and verticals. For additional information on how the Corporation calculates its key metrics and factors that can affect such metrics, see “Limitations of Key Metrics and Other Data” above.

With respect to QAUs and QNY, the Corporation began calculating and reviewing such metrics as of the start of the fourth quarter of 2014 following the Stars Interactive Acquisition and previously provided applicable trend information for each of the quarterly periods since the fourth quarter of 2014. As a result of management’s continued review and assessment of such metrics as noted above, it has determined that the prior definition of QAUs required further adjustment to remove those customers who were active during the applicable quarterly period by taking advantage of certain customer acquisition promotional incentives, but had not yet made a deposit or transferred funds into their real-money accounts with the Corporation for further gameplay, and to clarify the inclusions in and exclusions from the definition, particularly relating to free play, bonuses and promotions. Management believes that by making these adjustments its key metrics will provide a more accurate understanding of the Corporation’s customers, including their engagement and activity. As such, QAUs and QNY (as QAUs serve as the denominator for QNY) for each applicable quarterly period since the fourth quarter of 2014 following the Stars Interactive Acquisition have been re-calculated accordingly and provided below along with applicable trend information. The Corporation believes that readers should consider both QAUs and QNY together as customer growth trends reflected in QAUs and customer monetization trends reflected in QNY are key factors that affect the Corporation’s revenues.

Quarterly Real-Money Active Uniques (QAUs)

As described above, the Corporation now defines QAUs as active unique customers (online, mobile and desktop client) who (i) made a deposit or transferred funds into their real-money account with the Corporation at any time, and (ii) generated real-money rake or placed a real-money bet or wager on or through one of the Corporation’s real-money online poker, casino or sportsbook offerings during the applicable quarterly period. The Corporation defines unique as a customer who played at least once on one of its real-money offerings during the period, and excludes duplicate counting, even if that customer is active across multiple verticals (e.g., both poker and casino).  For further clarity, the definition of QAUs excludes customer activity from certain low-stakes, non-raked real-money poker games, but includes real-money activity by customers using funds (cash and cash equivalents) deposited by the Corporation into such customers’ previously funded accounts as promotions to increase their lifetime value.  QAUs are a measure of the player liquidity on the Corporation’s real-money poker product offerings and level of gameplay on all of its real-money product offerings, collectively. Trends in QAUs affect revenue and financial results by influencing the volume of gameplay, the Corporation’s product offerings, and its expenses and capital expenditures. QAUs are disclosed below on a combined basis for the Corporation’s real-money online gaming brands.

During the three months ended June 30, 2017, the Corporation had 2.13 million combined QAUs, which represents a decrease of 1.8% over the three months ended June 30, 2016. The Corporation believes that the decrease when compared to the second quarter of 2016 was primarily the result of a decline in customer activity on the Full Tilt real-money online offerings in connection with a reduction in marketing expense and the player migration to the PokerStars platform, the cessation of operations in certain small jurisdictions and the new local licensing regime in the Czech Republic with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification. Notwithstanding, the Corporation’s QAUs were positively impacted by the growth and expansion of the Corporation’s real-money online casino and sportsbook product offerings and the relaunch of real-money online poker and real-money online casino in Portugal. Historically, QAUs have generally been higher in the first and fourth fiscal quarters. For a description of seasonal trends and other factors, see “Summary of Quarterly Results” below.

The Corporation has faced and may continue to face challenges in increasing the size of its active customer base, due to, among other things, competition from alternative products and services, past and potential future weakness in global currencies against the U.S. dollar, which decreases the purchasing power of the Corporation’s global customer base as the U.S. dollar is the primary currency of gameplay on the Corporation’s product offerings, high-volume, net-withdrawing customers who detract from the overall poker ecosystem and discourage recreational customers, as well as the use of certain sophisticated technology that may provide an artificial competitive advantage for certain customers over others. Notwithstanding the foregoing, the Corporation intends to drive growth in its customer base, reactivate dormant users and retain existing customers by, among other things, continuing to introduce improvements in the poker ecosystem to benefit recreational players, expanding the product depth of its casino offering, improving the user interface and user experience of its sportsbook, investing in customer relationship management initiatives, demonstrating the superiority of its products and services, improving the effectiveness of its marketing and promotional efforts, expanding the availability of its offerings geographically, and by continuing to introduce new and innovative products, features and enhancements. See also the 2016 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”. To the extent the growth of or growth rate in the Corporation’s customer base declines, the Corporation’s revenue growth will become increasingly dependent on its ability to increase levels of customer monetization.

Quarterly Net Yield (QNY)

The Corporation continues to define QNY as combined real-money online gaming and related revenue (excluding certain other revenues, such as revenues from play-money offerings, live events and branded poker rooms, which are included in Other B2C revenues) for its two business lines (i.e., Poker and Casino & Sportsbook) as reported during the applicable quarterly period (or as adjusted to the extent any accounting reallocations are made in later periods) divided by the total QAUs during the same period. QNY is a non-IFRS measure.  For a reconciliation of the numerator of QNY to the nearest IFRS measure, see below, and for other important information on the Corporation’s non-IFRS measures, see the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Selected Financial Information—Other Financial Information” below. The Corporation also provides QNY on a constant currency basis. For information on the Corporation’s constant currency revenues, see “Discussion of Operations—Impact of Foreign Exchange on Revenue”.  Trends in QNY are a measure of growth as the Corporation continues to expand its core real-money online poker offerings and real-money online casino and sportsbook offerings. In addition, the trends in the Corporation’s ability to generate revenue on a per customer basis across its three real money online gaming offerings are reflected in QNY and are key factors that affect the Corporation’s revenue.

During the three months ended June 30, 2017, the Corporation’s QNY was $137, which represents an increase of 8.2% from the three months ended June 30, 2016. The growth in QNY was primarily the result of the continued development of the casino and sportsbook product offerings, including through additional third party slots under the PokerStars Casino brand and improvement of the user experience and user interface under the BetStars brand. During the three months ended June 30, 2017, the Corporation’s constant currency QNY was $139, which represents an increase of 9.4% from the three months ended June 30, 2016.  The growth in constant currency QNY was driven primarily by the same factors mentioned above.

There are many variables that impact the monetization of the Corporation’s product offerings through QNY, including the rake and fees charged in real-money online poker, the amounts wagered and gross win margins (i.e., the percentage of wagers retained by the Corporation) in real-money online casino and sportsbook, the amount of time customers play on its products, offsets to gross gaming revenue for loyalty program rebates, rewards, bonuses, and promotions and VAT in certain jurisdictions, and the amount the Corporation spends on advertising and other expenses. The Corporation currently intends to increase QNY in future periods by, among other things, (i) continuing to introduce new and innovative products and other initiatives to enhance and optimize the customer experience and increase customer engagement, including through customer relationship management initiatives to attract high value customers (primarily recreational players), (ii) capitalizing on its existing online poker platforms and offerings, which provides customers with the highest level of player liquidity globally, (iii) cross-selling its online poker, casino and sportsbook offerings to both existing and new customers, and (iv) continuing to expand and improve its online casino and sportsbook offerings, including through the addition of new product offerings and new geographies.  See also the 2016 Annual Information Form, including under the headings “Business of the Corporation—Online and Mobile Poker”, “—Other Online and Mobile Products” and “—Business Strategy of the Corporation”.

The table below presents a reconciliation of the numerator of QNY (i.e., Poker and Casino & Sportsbook revenues) to the nearest IFRS measure (i.e., revenue) as reported for the applicable period. Unless otherwise noted, any deviation in the reconciliation below to measures presented herein may be the result of immaterial adjustments made in later periods due to certain accounting reallocations.

	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
$000's	2015	2015	2016	2016	2016	2016	2017	2017
Revenue	247,327	293,201	288,518	285,762	270,681	310,285	317,320	305,305
Corporate	(225)	(471)	(59)	(46)	—	(2)	(22)	(92)
Other B2C	(9,729)	(13,419)	(11,971)	(10,479)	(9,632)	(12,884)	(11,854)	(12,762)
Poker and Casino & Sportsbook	237,373	279,311	276,488	275,237	261,049	297,399	305,444	292,451

SELECTED FINANCIAL INFORMATION

Selected Financial Information

Selected financial information of the Corporation for the three and six months ended June 30, 2017 and 2016, and for the year ended December 31, 2016 is set forth below.

	Three Months Ended June 30,		Six Months Ended June 30,		Year ended December 31,
$000's, except per share amounts	2017	2016	2017	2016	2016
Revenue	305,305	285,762	622,625	574,280	1,155,247
Net Earnings	70,483	22,497	136,236	77,988	135,550
Basic Net Earnings Per Common Share	$0.48	$0.16	$0.93	$0.57	$0.96
Diluted Net Earnings Per Common Share	$0.35	$0.12	$0.67	$0.41	$0.70
Total Assets (as at)	5,333,690	5,557,865	5,333,690	5,557,865	5,462,475
Total Long-Term Liabilities (as at)	2,541,516	2,468,763	2,541,516	2,468,763	2,412,579

Total revenue increased for the three and six months ended June 30, 2017 as compared to the respective prior year periods primarily as a result of the growth of the Corporation’s online casino and sportsbook product offerings. For additional variance analysis on Poker revenues and Casino & Sportsbook revenues, see “Discussions of Operations” below. See also “Foreign Exchange Impact on Revenue” below for total revenue calculated on a constant currency basis.

The decrease in the Corporation’s asset base from December 31, 2016 was primarily the result of the amortization of its intangible assets and decrease in the fair value of the Swap Agreements (as defined below), while the increase in outstanding long-term liabilities from December 31, 2016 was primarily explained by the Corporation not being required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2017, which moved $40 million of such First Lien Term Loans from short-term to long-term, as a result of the Refinancing (as defined below) and Repricing.

Other Financial Information

To supplement its Q2 2017 Financial Statements presented in accordance with IFRS, the Corporation considers certain financial measures that are not prepared in accordance with IFRS, including those set forth below and QNY set forth above under “Key Metrics”. The Corporation uses such non-IFRS financial measures in evaluating its operating results and for financial and operational decision-making purposes. However, these measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of such non-IFRS measures as opposed to their nearest IFRS equivalents.  See also the information presented in italics under the heading “Management’s Discussion and Analysis” above and the information under “Limitations of Key Metrics and Other Data” and “Key Metrics” above.

	Three Months Ended June 30,		Six Months Ended June 30,
$000's, except per share amounts	2017	2016	2017	2016
Total Revenue	305,305	285,762	622,625	574,280
Adjusted EBITDA	146,539	129,891	297,540	253,325
Adjusted Cash Flow from Operations	139,479	107,373	251,255	193,146
Adjusted Net Earnings	114,029	89,740	227,396	174,707
Adjusted Net Earnings per Diluted Share	$0.56	$0.46	$1.13	$0.92

Adjusted EBITDA, Adjusted Cash Flow from Operations, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share

The Corporation defines Adjusted EBITDA as net earnings (loss) before interest and financing costs, income taxes, depreciation and amortization, stock-based compensation, restructuring and certain other items as set out in the table below.

The Corporation defines Adjusted Cash Flow from Operations as net cash inflows from operating activities net of customer deposit liability movements.

The Corporation defines Adjusted Net Earnings as net earnings (loss) before interest accretion, amortization of intangible assets resulting from purchase price allocation following acquisitions, deferred income taxes, stock-based compensation, restructuring, foreign exchange, and certain other items as set out in the table below. Adjusted Net Earnings per Diluted Share as defined by the Corporation means Adjusted Net Earnings divided by Diluted Shares.

Diluted Shares means the weighted average number of Common Shares on a fully diluted basis, including options, other equity-based awards, warrants and the Corporation’s convertible preferred shares (“Preferred Shares”). The effects of anti-dilutive potential Common Shares are ignored in calculating Diluted Shares. See note 5.  For the three and six months ended June 30, 2017, Diluted Shares equaled 203,467,303 and 201,969,186, respectively.

The Corporation uses these non-IFRS measures in evaluating its operating results and for financial and operational decision-making purposes. The Corporation believes that such measures help identify underlying trends in its business that could otherwise be masked by the effect of the expenses that it excludes in such measures or, in the case of Adjusted Cash Flow from Operations, by cash that is not available for financial or operational use. The Corporation believes that such measures provide useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making.

The table below presents a reconciliation of Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share, each to the nearest IFRS measure:

	Three Months Ended June 30,		Six Months Ended June 30,
$000's, except per share amounts	2017	2016	2017	2016
Net earnings	70,483	22,497	136,236	77,988
Financial expenses	41,697	27,363	82,286	52,276
Income taxes (recovery) expense	(4,018)	2,516	(1,330)	4,478
Depreciation of property and equipment	2,217	2,033	4,378	3,990
Amortization of intangible and deferred development costs	34,383	32,267	67,957	63,593
EBITDA	144,762	86,676	289,527	202,325
Stock-based compensation	2,452	3,352	4,616	6,418
Termination of employment agreements	682	7,210	2,808	8,318
Termination of affiliate agreements	—	1,196	407	2,333
Loss on disposal of assets	202	94	261	316
(Gain) loss from investments and earnings from associates	(4,775)	12,895	(5,210)	3,270
Acquisition-related costs	—	15	—	199
(Reversal of) Impairment on investment in associates	(628)	6,758	(7,312)	6,758
Other costs	3,844	11,695	12,443	23,388
Adjusted EBITDA	146,539	129,891	297,540	253,325
Current income tax expense	(80)	(3,599)	(3,402)	(5,472)
Depreciation and amortization (excluding amortization of purchase price allocation intangibles)	(5,525)	(4,077)	(10,185)	(7,990)
Interest (excluding interest accretion and non-refundable late payment fees related to the unpaid balance of the deferred purchase price)	(26,905)	(32,475)	(56,557)	(65,156)
Adjusted Net Earnings	114,029	89,740	227,396	174,707
Diluted Shares	203,467,303	195,404,703	201,969,186	190,878,095
Adjusted Net Earnings per Diluted Share	$0.56	$0.46	$1.13	$0.92

These non-IFRS measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. There are a number of limitations related to the use of these measures rather than net earnings, which is the nearest IFRS equivalent of these financial measures. Some of these limitations are:

•	these non-IFRS financial measures exclude the applicable items listed in the reconciliation table above and other costs as set forth in the table below; and

•

the expenses that the Corporation excludes in its calculation of these non-IFRS financial measures may differ from the expenses, if any, that its peer companies may exclude from similarly-titled non-IFRS measures when they report their results of operations. In addition, although certain excluded expenses may have been incurred in the past or may be expected to recur in the future, management believes it is appropriate to exclude such expenses at this time as it does not consider them as on-going core operating expenses as it relates specifically to the Corporation as compared to its peer companies. For example, the Corporation currently excludes certain lobbying and legal expenses in jurisdictions where it is actively seeking licensure or similar approval, not for such expenses in jurisdictions where it (or any of its subsidiaries) currently operates, has customers, or holds a license or similar approval. Management believes that the Corporation’s incremental cost of these lobbying and legal expenses in such jurisdictions is generally higher than its peers given liabilities and related issues primarily stemming from periods prior to the Stars Interactive Acquisition or from matters not directly involving the Corporation or its current business. Moreover, certain exclusions, such as retention bonuses and office restructuring and legacy business unit shutdown costs, primarily relate to the Corporation’s transformation from a Business-to-Business (“B2B”) provider to a pure-play B2C operator as a result of the Stars Interactive Acquisition and management believes such expenses are more similar to acquisition-related costs than to on-going core operating expenses. Over time, as management continues to assess its operations and calculation of applicable non-IFRS measures, it believes that, subject to, among other things, unanticipated events or impacts of anticipated events, it should have fewer adjustments or the amounts of such adjustments should decrease over time.

The table below presents certain items comprising “Other costs” in the reconciliation table above:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Non-U.S. lobbying and legal expenses	1,085	1,016	1,826	1,825
U.S. lobbying and legal expenses	3,513	3,473	7,492	6,827
Strategic review professional fees	—	1,414	125	5,136
Retention bonuses	615	1,110	1,230	2,220
Non recurring professional fees	842	2,979	1,504	4,420
AMF and other investigation professional fees	2,764	904	5,153	1,904
Austria gaming duty	(5,000)	—	(5,000)	—
Office restructuring and legacy business unit shutdown costs	25	799	113	1,056
Other costs	3,844	11,695	12,443	23,388

The table below presents a reconciliation of Adjusted Cash Flow from Operations to net cash inflows from operating activities, which is the nearest IFRS measure:

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
	$000's	$000's	$000's	$000's
Net cash inflows from operating activities	130,426	69,728	225,973	114,948
Customer deposit liability movement	(9,053)	(37,645)	(25,282)	(78,198)
Adjusted Cash Flow from Operations	139,479	107,373	251,255	193,146

The Corporation believes that removing movements in customer deposit liabilities provides a more meaningful understanding of its cash flow from operations as customer deposits are not available funds for the Corporation to use for financial or operational purposes. This non-IFRS measure should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS.

DISCUSSION OF OPERATIONS

Comparison of the Three Months Ended June 30, 2017 and 2016

	Three Months Ended June 30,
$000's except percentage amounts	2017	2016	Variance	% Change
Revenue	305,305	285,762	19,543	6.8%
Selling	39,824	38,332	1,492	3.9%
General and administrative	136,440	154,646	(18,206)	(11.8%)
Financial	41,697	27,363	14,334	52.4%
Gaming duty	25,654	27,498	(1,844)	(6.7%)
Acquisition-related costs	—	15	(15)	(100.0%)
Income (loss) from investments	4,775	(13,626)	18,401	135.0%
Earnings from associates	—	731	(731)	(100.0%)
Income taxes (recovery) expense	(4,018)	2,516	(6,534)	(259.7%)

Revenue

The revenue increase for the three months ended June 30, 2017 as compared to the prior year period was primarily attributable to (i) the continued development of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, (iii) user experience and user interface improvements to the Corporation’s sportsbook product, and (iv) the re-launch of real money online poker and real money online casino in Portugal. As it relates to currency fluctuations during the quarter, the general strengthening of the U.S. dollar relative to certain foreign currencies had a minimal impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Three Months Ended June 30, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	83,709	7,876	—	91,585	—	91,585
Malta	48,991	53,035	—	102,026	—	102,026
Italy	17,999	11,646	143	29,788	—	29,788
United Kingdom	13,386	3,541	63	16,990	—	16,990
Spain	9,801	7,608	161	17,570	—	17,570
France	10,739	1,925	122	12,786	—	12,786
Other licensed or approved jurisdictions	18,264	3,931	12,273	34,468	92	34,560
	202,889	89,562	12,762	305,213	92	305,305

	Three Months Ended June 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	87,355	2,952	—	90,307	—	90,307
Malta	59,929	38,600	—	98,529	—	98,529
Italy	18,636	6,375	143	25,154	—	25,154
United Kingdom	15,036	3,845	90	18,971	—	18,971
Spain	10,142	6,146	150	16,438	—	16,438
France	12,610	326	132	13,068	—	13,068
Other licensed or approved jurisdictions	11,914	1,371	9,964	23,249	46	23,295
	215,622	59,615	10,479	285,716	46	285,762

Following the Stars Interactive Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other B2C revenues. Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

Poker Revenue

Poker revenue for the three months ended June 30, 2017 was $202.9 million as compared to Poker revenue of $215.6 million for the three months ended June 30, 2016, which represents a decrease of approximately 5.9% year-over-year. The decrease in Poker revenue was primarily the result of (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, (iii) abnormal seasonality in the second quarter of 2016 resulting in higher than expected revenue during that quarter as a proportion of the full year, (iv) the new local licensing regime in the Czech Republic with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification, and (v) the cessation of operations in Israel and Slovenia. Notwithstanding, Poker revenues were positively impacted by (i) the re-launch of online poker in Portugal, and (ii) the launch of the Corporation’s previously announced CVL program in Denmark and Italy.  For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the three months ended June 30, 2017 was $89.6 million as compared to $59.6 million for the three months ended June 30, 2016, which represents an increase of 50.2%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) the continued development of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iii) user experience and user interface improvements to the Corporation’s sportsbook product.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the three months ended June 30, 2017 or 2016 or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

Poker

Poker revenue increased in other licensed and approved jurisdictions and decreased in the Isle of Man, Malta, United Kingdom, France, Spain and Italy for the three months ended June 30, 2017 as compared to the prior year period. The growth in other licensed and approved jurisdictions was primarily the result of obtaining local licenses to operate certain online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal).  The decreases were generally the result of the same factors noted above under “Poker Revenue” for the same period. The decline in Malta was also the result of the movement of Romania and Czech Republic to local licensing regimes, and the cessation of operations in Slovenia. The decline in France was also due to an increase in customer relationship management campaigns, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue. The decline in the United Kingdom was also due to the devaluation of the Great Britain Pound Sterling.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region, except the United Kingdom, for the three months ended June 30, 2017 as compared to the prior year period. The increases were generally the result of the same factors noted above under “Casino & Sportsbook Revenue” for the same period. The increase in Malta was also the result of the Corporation offering certain online casino and live dealer games under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino and live dealer games offerings in the Isle of Man and United Kingdom (which accounted for a portion of the decline in that jurisdiction) to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits. Malta was also positively impacted by the expansion of the Corporation’s online casino and sportsbook product offerings into eligible markets. The significant increase in the Isle of Man was also a result of the expansion of the Corporation’s online casino into certain additional eligible non-European Union markets. The significant increase in Italy was due to the growth of online casino and the launch of online sportsbook in the middle of the second quarter of 2016. The significant increase in France was due to the launch of online sportsbook in the latter half of the second quarter of 2016; the Corporation does not currently offer online casino in France.  In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of obtaining local licenses to operate online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal).   The decrease in the United Kingdom was also primarily related to a significantly lower sportsbook margin than in the prior year.

Other B2C

Other B2C revenue was relatively flat as a proportion of total revenue during the three months ended June 30, 2017 as compared to the prior year period.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of gameplay on the Corporation’s product offerings, relative to certain foreign currencies (particularly the Euro which is the primary depositing currency of the Corporation’s customers) during the three months ended June 30, 2017 as compared to the same period in 2016 had minimal impact on the Corporation’s total revenue and Poker revenue but continued to have an unfavorable impact on Casino & Sportsbook revenue. During the three months ended June 30, 2017, the Corporation estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 1.7% decline in the value of its customers’ local currencies relative to the U.S. dollar.

To calculate revenue on a constant currency basis, the Corporation translated revenue for the current period using the prior year’s monthly average exchange rates for its local currencies other than the U.S. dollar, which the Corporation believes is a useful metric that facilitates comparison to its historical performance, mainly because the U.S. dollar is the primary currency of gameplay on the Corporation’s product offerings and the majority of the Corporation’s customers are from European Union jurisdictions.

If the Corporation had translated its total IFRS revenue for the three months ended June 30, 2017 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $308.5 million, which is approximately $3.2 million higher than actual IFRS revenue during such period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the quarter would have increased by approximately 7.9%, as opposed to approximately 6.8%, over the prior year period.

Expenses

Selling

The increase in selling expenses for the three months ended June 30, 2017 as compared to the prior year period was primarily the result of an increase in royalty costs in connection with online casino operations driven by the growth and expansion of third party slot and live dealer game offerings. This increase was partially offset by a decrease in marketing and television advertising campaigns related to the BetStars brand.

General and Administrative

The decrease in general and administrative expenses for the three months ended June 30, 2017 as compared to the prior year period was primarily the result of (i) a decrease in salaries as a result of staff restructuring, in connection with the Corporation’s previously announced operational excellence program, and a reduction in employee termination costs, and (ii) a reversal of the impairment of the Corporation’s investment in Innova Gaming Group Inc. (TSX.V: IGG) (“Innova”) taken in prior years. The decrease was partially offset by increased payment processor costs due to higher net deposits in the 2017 period and fewer fee discounts received from such processors when compared to the prior year period.

Financial

The increase in financial expenses for the three months ended June 30, 2017 as compared to the prior year period was primarily the result of unrealized exchange gains generated on its outstanding U.S. dollar to Euro foreign exchange contracts during the three months ended June 30, 2016.

Gaming Duty

The decrease in gaming duty expenses for the three months ended June 30, 2017 as compared to the prior year period was primarily the result of the Corporation receiving $5 million in indemnification proceeds from the sellers of Stars Interactive for gaming duty owed in Austria for periods prior to the Stars Interactive Acquisition. This decrease was partially offset by increases in (i) gaming duty on Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as the United Kingdom, Italy and Spain, and (ii) gaming duty in new markets such as Portugal.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations.  Almost all of its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Income (Loss) from Investments

The income recognized from investments during the three months ended June 30, 2017 as compared to the prior year period was primarily the result of a realized gain on the note received in connection with the sale of a former subsidiary, Cadillac Jack Inc., in 2015 (the “Cadillac Jack Note”).  For the three months ended June 30, 2016, the loss from investments was related to the decrease in the value of the Corporation’s retained ownership of certain preferred shares of NYX Digital Gaming (Canada) ULC (“NYX Sub”), a subsidiary of NYX Gaming Group Limited (TSXV: NYX) (“NYX Gaming Group”), issued to the Corporation as partial consideration for the sale of two of the Corporation’s former B2B businesses, CryptoLogic Ltd. (“CryptoLogic”) and Amaya (Alberta) Inc. (formerly Chartwell Technology Inc.) (“Chartwell”), to NYX Gaming Group and NYX Sub.

Income Taxes (Recovery) Expense

The decrease in income taxes for the three months ended June 30, 2017 as compared to the prior year period was primarily the result of a refund of approximately $2.85 million from the Belgian tax authorities relating to the closure of a prior tax audit and the reversal of a provision for a potential corporate tax liability.

Comparison of the Six Months Ended June 30, 2017 and 2016

	Six Months Ended June 30,
$000's except percentage amounts	2017	2016	Variance	% Change
Revenue	622,625	574,280	48,345	8.4%
Selling	82,875	81,778	1,097	1.3%
General and administrative	267,581	297,438	(29,857)	(10.0%)
Financial	82,286	52,276	30,010	57.4%
Gaming duty	60,187	56,853	3,334	5.9%
Acquisition-related costs	—	199	(199)	(100.0%)
Income (loss) from investments	5,210	(3,961)	9,171	231.5%
Earnings from associates	—	691	(691)	(100.0%)
Income taxes (recovery) expense	(1,330)	4,478	(5,808)	(129.7%)

Revenue

The revenue increase for the six months ended June 30, 2017 as compared to the prior year period was primarily attributable to (i) the continued development of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, (iii) user experience and user interface improvements to the Corporation’s sportsbook product, and (iv) the re-launch of real money online poker and real money online casino in Portugal and the launch of PokerStars NJ. It was also favorably impacted by the Corporation’s previously announced strategy of focusing on recreational players, which has seen signs of success resulting in additional Poker revenue in part as a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players. As it relates to currency fluctuations during the quarter, the general strengthening of the U.S. dollar relative to certain foreign currencies had a minimal impact on the Corporation’s revenue as compared to the prior year period. See also “Foreign Exchange Impact on Revenue” below.

Revenue by Business Line and Geographic Region

	Six Months Ended June 30, 2017
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	171,354	18,134	—	189,488	—	189,488
Malta	101,162	102,276	—	203,438	—	203,438
Italy	39,734	22,528	300	62,562	—	62,562
United Kingdom	26,360	6,239	133	32,732	—	32,732
Spain	21,070	15,076	338	36,484	—	36,484
France	23,139	3,536	258	26,933	—	26,933
Other licensed or approved jurisdictions	38,734	8,553	23,587	70,874	114	70,988
	421,553	176,342	24,616	622,511	114	622,625

	Six Months Ended June 30, 2016 (As reclassified)
	Poker	Casino & Sportsbook	Other B2C	Total B2C	Corporate	Total
	$000’s	$000’s	$000’s	$000’s	$000’s	$000’s
Geographic Area
Isle of Man	171,441	6,216	—	177,657	—	177,657
Malta	120,288	79,900	—	200,188	—	200,188
Italy	40,031	12,827	301	53,159	—	53,159
United Kingdom	30,058	7,133	197	37,388	—	37,388
Spain	19,630	11,628	315	31,573	—	31,573
France	28,166	326	280	28,772	—	28,772
Other licensed or approved jurisdictions	22,382	1,699	21,357	45,438	105	45,543
	431,996	119,729	22,450	574,175	105	574,280

Following the Stars Interactive Acquisition, the vast majority of the Corporation’s revenues have been generated through Poker, followed by Casino & Sportsbook.  Other offerings, including social and play-money gaming, live poker events, branded poker rooms and daily fantasy sports, and other nominal B2C sources of revenue are aggregated into Other B2C revenues.  Corporate revenues include certain other nominal sources of revenue. These revenues together comprise one segment as individually they do not meet any of the quantitative thresholds or disclosure requirements described in IFRS 8, Operating segments.

Poker Revenue

Poker revenue for the six months ended June 30, 2017 was $421.6 million as compared to Poker revenue of $432.0 million for the six months ended June 30, 2016, which represents a decrease of approximately 2.4% year-over-year. The decrease in Poker revenue was primarily the result of (i) certain customers playing, either entirely or partially in place of poker, the Corporation’s real-money online casino offerings, (ii) a decline in customer activity on the Full Tilt real-money online poker offerings, (iii) the temporary cessation of operations during a portion of the quarter in the Czech Republic and the subsequent re-launch in the country under a local license with more onerous customer registration requirements for online gaming accounts requiring face-to-face verification, and (iv) the cessation of operations in Israel and Slovenia. Notwithstanding, Poker revenues were positively impacted by (i) the Corporation’s previously announced strategy of focusing on recreational players, including through initiatives such as changes to its online poker loyalty program, rake structure which went into effect in late March 2016, and the introduction of new poker promotions (in part a result of the reinvestment of loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players), (ii) re-launch of online poker in Portugal and launch of PokerStars NJ, and (iii) increased marketing spend in the fourth quarter of 2016 versus the prior year period with some resulting revenue impact in the first quarter of 2017.  For information on the impact of fluctuations in foreign exchange rates, see “Foreign Exchange Impact on Revenue” below.

Casino & Sportsbook Revenue

Casino & Sportsbook revenue for the six months ended June 30, 2017 was $176.3 million as compared to $119.7 million for the six months ended June 30, 2016, which represents an increase of 47.3%.  The increase in Casino & Sportsbook revenue was primarily the result of (i) the continued development of the Corporation’s casino product offerings, including through additional third party slots under the PokerStars Casino brand, (ii) the expansion of the geographical reach of the Corporation’s casino and sportsbook products into eligible markets, and (iii) the addition of new sports and user experience and user interface improvements to the Corporation’s sportsbook product.

Revenue by Geographic Region

The Corporation also evaluates revenue performance by geographic region based on the primary jurisdiction where the Corporation is licensed or approved to offer, or offers through third party licenses or approvals, its online gaming products and services. The revenue tables above set out the proportion of revenue attributable to each gaming license or approval (as opposed to the jurisdiction where the customer was located) that either generated a minimum of 5% of total consolidated revenue for the six months ended June 30, 2017 or 2016 or that the Corporation otherwise deems relevant based on its historical reporting of the same or otherwise.

Poker

Poker revenue increased in Spain, and other licensed and approved jurisdictions, was relatively flat in the Isle of Man and Italy, and decreased in Malta, United Kingdom and France for the six months ended June 30, 2017 as compared to the prior year period. The increase in Spain was partially due to higher than anticipated jackpot payouts in the Corporation’s Spin & Go product during the first quarter of 2016. The growth in other licensed and approved jurisdictions was primarily the result of obtaining local licenses to operate certain online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), and the introduction of PokerStars NJ to the New Jersey market. The decreases were generally the result of the same factors noted above under “Poker Revenue” for the same period.  The decline in Malta was also the result of the movement of Romania and Czech Republic to local licensing regimes, and the cessation of operations in Slovenia. The decline in France was also due to an increase in customer relationship management campaigns, in anticipation of France potentially transitioning to shared liquidity, leading to a reduction in net gaming revenue. The decline in the United Kingdom was also due to the devaluation of the Great Britain Pound Sterling.

Casino & Sportsbook

Casino & Sportsbook revenue increased in each geographic region, except the United Kingdom, for the six months ended June 30, 2017 as compared to the prior year period. The increases were generally the result of the same factors noted above under “Casino & Sportsbook Revenue” for the same period. The increase in Malta was also the result of the Corporation offering certain online casino and live dealer games under its Malta license in the Isle of Man and the United Kingdom. The Corporation uses its Malta license for online casino and live dealer games offerings in the Isle of Man and United Kingdom (which accounted for the decline) to offset the VAT that it is contractually obligated to pay third party online slots providers with corresponding VAT input tax credits. The significant increase in the Isle of Man was also a result of the expansion of the Corporation’s online casino into certain additional eligible non-European Union markets. In addition, the significant increase in other licensed or approved jurisdictions was primarily the result of obtaining local licenses to operate online gaming in Romania, Portugal and the Czech Republic (Romania and the Czech Republic had previously operated under the Malta license and the Corporation had previously ceased operations in Portugal), the introduction of online casino and sportsbook in Denmark and the introduction of online casino in New Jersey.  The significant increase in Italy was also due to the growth of online casino and the launch of online sportsbook in the middle of the second quarter of 2016. The significant increase in France was due to the launch of online sportsbook in the latter half of the second quarter of 2016; the Corporation does not currently offer online casino in France.

Other B2C

Other B2C revenue was relatively flat during the six months ended June 30, 2017 as compared to the prior year period.

Foreign Exchange Impact on Revenue

The general strengthening of the U.S. dollar, which is the primary currency of gameplay on the Corporation’s product offerings, relative to certain foreign currencies (particularly the Euro which is the primary depositing currency of the Corporation’s customers) during the six months ended June 30, 2017 as compared to the same period in 2016 had minimal impact on the Corporation’s total revenue and Poker revenue but continued to have an unfavorable impact on Casino & Sportsbook revenue. During the six months ended June 30, 2017, the Corporation estimates the decline in the purchasing power of its consumer base, based on a weighted average of customer deposits, was a result of an average 1.3% decline in the value of its customers’ local currencies relative to the U.S. dollar.

If the Corporation had translated its total IFRS revenue for the six months ended June 30, 2017 using the constant currency exchange rates for its settlement currencies other than the U.S. dollar, such revenues would have been approximately $625.7 million, which is approximately $3.1 million higher than actual IFRS revenue during such period. As a result, excluding the impact of year-over-year changes in foreign exchange rates, such revenues for the quarter would have increased by approximately 8.9%, as opposed to approximately 8.4%, over the prior year period.

Expenses

Selling

The increase in selling expenses for the six months ended June 30, 2017 as compared to the prior year period was primarily the result of an increase in royalty costs in connection with online casino operations driven by the growth and expansion of third party slot and live dealer game offerings. This increase was partially offset by a decrease in marketing and television advertising campaigns related to the BetStars brand.

General and Administrative

The decrease in general and administrative expenses for the six months ended June 30, 2017 as compared to the prior year period was primarily the result of (i) a decrease in salaries as a result of staff restructuring, in connection with the Corporation’s previously announced operational excellence program, and a reduction in employee termination costs, (ii) a reversal of the impairment of the Corporation’s investment in Innova taken in prior years, and (iii) a reduction in non-recurring professional fees, including those related to the Corporation’s strategic alternatives review during the 2016 period. The decrease was partially offset by increased (i) payment processor costs due to higher net deposits and increased affiliate activities in 2017, and (ii) amortization of intangible assets and deferred development costs associated with the launch of new casino and sportsbook product offerings.

Financial

The increase in financial expenses for the six months ended June 30, 2017 as compared to the prior year period was primarily the result of unrealized exchange gains generated on its outstanding U.S. dollar to Euro foreign exchange contracts and unrealized exchange gains related to the translation of the USD Second Lien Term Loan and the deferred consideration for the Stars Interactive Acquisition generated during the six months ended June 30, 2016.

Gaming Duty

The increase in gaming duty expenses for the six months ended June 30, 2017 as compared to the prior year period was primarily the result increases in (i) gaming duty on Casino & Sportsbook revenues reflecting growth in such revenues in markets where gaming duty is applicable, such as the United Kingdom, Italy and Spain, and (ii) gaming duty in new markets such as Portugal. The increase was partially offset by the Corporation receiving $5 million in indemnification proceeds from the sellers of Stars Interactive for gaming duty owed in Austria for periods prior to the Stars Interactive Acquisition.

Foreign Exchange Impact on Expenses

The Corporation’s expenses are also impacted by currency fluctuations.  Almost all of its expenses are incurred in either the Euro, Great Britain Pound Sterling, U.S. dollar or Canadian dollar. There are some natural hedges as a result of customer deposits made in such currencies, however the Corporation also enters into certain economic hedges to mitigate the impact of foreign currency fluctuations as it deems necessary. Further information on foreign currency risk can be found below in “Liquidity and Capital Resources—Market Risk—Foreign Currency Exchange Risk”.

Income (Loss) from Investments

The income recognized from investments during the six months ended June 30, 2017 as compared to the prior year period was primarily the result of the realized gain on the Cadillac Jack Note. For the three months ended June 30, 2016, the loss from investments was related to the decrease in the value of the Corporation’s retained ownership of certain preferred shares of NYX Sub issued to the Corporation as partial consideration for the sale of CryptoLogic and Chartwell to NYX Gaming Group and NYX Sub.

Income Taxes (Recovery) Expense

The decrease in income taxes for the six months ended June 30, 2017 as compared to the prior year period was primarily the result of a refund of approximately $2.85 million from the Belgian tax authorities relating to the closure of a prior tax audit and the reversal of a provision for a potential corporate tax liability.

SUMMARY OF QUARTERLY RESULTS

The following financial data for each of the eight most recently completed quarters has been prepared in accordance with IFRS, and all such periods have been adjusted to reflect the impact of discontinued operations, as applicable. Although the presentation currency for each period presented below is currently the U.S. dollar, all 2015 quarters were initially presented in Canadian dollars.

	For the three months ended
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,
$000’s, except per share amounts	2015	2015	2016	2016	2016	2016	2017	2017
Total Revenue	247,327	293,201	288,518	285,763	270,681	310,285	317,320	305,305
Net Earnings (loss)	29,147	(17,119)	55,491	22,497	12,523	45,039	65,753	70,483
Net Earnings (loss) from Continuing Operations	(34,438)	(15,226)	55,491	22,497	12,523	45,039	65,753	70,483
Basic Net Earnings (loss) per Common Share	$0.22	$(0.13)	$0.42	$0.16	$0.09	$0.31	$0.45	$0.48
Diluted Net Earnings (loss) per Common Share	$0.15	$(0.13)	$0.28	$0.12	$0.06	$0.23	$0.33	$0.35
Basic Net Earnings (loss) from Continuing Operations per Common Share	$(0.26)	$(0.11)	$0.42	$0.16	$0.09	$0.31	$0.45	$0.48
Diluted Net Earnings (loss) from Continuing Operations per Common Share	$(0.26)	$(0.11)	$0.28	$0.12	$0.06	$0.23	$0.33	$0.35

The revenue increases since the third quarter of 2016 as compared to the prior year periods were primarily attributable to Casino & Sportsbook revenues resulting from the continued rollout of casino and sportsbook products and the expansion of the geographical reach of such products into eligible markets. Prior to the second quarter of 2017, the revenue increases were also a result of the previously announced changes to the Corporation’s customer loyalty program and rake structure, as well as adjustments to the Corporation’s multi-table tournament payout structure, including through the reinvestment of a portion of the loyalty program cost reductions and additional rake into customer relationship management and lifecycle campaigns for recreational players.

For a discussion of trends and variances over the three months ended June 30, 2017 and 2016, see “Selected Financial Information”, “Discussion of Operations”, “Liquidity and Capital Resources” and “Cash Flows by Activity” contained in this MD&A.

Given the nature of the B2C business, including, without limitation, the extent of certain non-recurring and other costs, instead of evaluating IFRS net earnings (loss) alone, the Corporation also analyzes Adjusted EBITDA, Adjusted Net Earnings and Adjusted Net Earnings per Diluted Share to evaluate operating results and for financial and operational decision-making purposes. The Corporation believes that these measures provide useful information about its operating results and enhances the overall understanding of its past performance and future prospects, as well as its performance against peers and competitors. See “Selected Financial Information—Other Financial Information” above.

The Corporation’s results of operations can fluctuate due to seasonal trends and other factors. Historically, given the geographies where the majority of the Corporation’s customers are located, and the related climate and weather in such geographies, among other things, revenues and key metrics from its B2C operations have been generally higher in the first and fourth fiscal quarters than in the second and third fiscal quarters. In online sportsbook, fluctuations can also occur around applicable sports seasons with increased customer activity around notable or popular sporting events.  As such, results for any quarter are not necessarily indicative of the results that may be achieved in another quarter or for the full fiscal year. There can be no assurance that the seasonal trends and other factors that have impacted the Corporation’s historical results will repeat in future periods as the Corporation cannot influence or forecast many of these factors.  For other factors that may cause its results to fluctuate, including, without limitation, market risks, such as foreign exchange risks, see “Overview and Outlook” above, “Liquidity and Capital Resources—Market Risk” and “Risk Factors and Uncertainties” below, and the 2016 Annual Information Form, including, without limitation, under the headings “Risk Factors and Uncertainties” and “Business of the Corporation—Seasonality” therein.

LIQUIDITY AND CAPITAL RESOURCES

The Corporation’s principal sources of liquidity are its cash generated from operations and certain other currently available funds. Currently available funds consist primarily of cash on deposit with banks and investments, which are comprised primarily of certain highly liquid, short-term investments, including equity and debt securities. Generally, following the Stars Interactive Acquisition, the Corporation’s working capital needs are minimal over the year as the B2C business requires customers to deposit funds prior to playing or participating in its real-money product offerings. The Corporation believes that such deposits are typically converted to revenue efficiently and on a timely basis such that operating expenditures are sufficiently covered. Management is also of the opinion that investing is a key element necessary for the continued growth of the Corporation’s customer base and the future development of new and innovative products and services. Based on the Corporation’s currently available funds, funds available from the Credit Facility (as defined and detailed below) and its ability to access the debt and equity capital markets, if necessary, management believes that the Corporation will have the cash resources necessary to satisfy current obligations and working capital needs, and fund currently planned development activities and other capital expenditures for at least the next 12 months. Notwithstanding, as a result of, among other things, the state of capital markets and the Corporation’s ability to access them on favorable terms, if at all, micro and macro-economic downturns, and contractions of the Corporation’s operations may influence its ability to liquidate its available-for-sale investments or otherwise secure the capital resources required to satisfy current or future obligations (including, without limitation, those set forth under “Contractual Obligations” below) and fund future projects, strategic initiatives and support growth. For a description of the factors and risks that could affect the Corporation’s ability to generate sufficient amounts of cash and access the capital markets, in the short- and long-terms, in order to maintain the Corporation’s capacity to meet its obligations and expected growth or fund development activities, see “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form.

The Corporation believes that it improved its financial condition since December 31, 2016 by, among other things, paying all remaining amounts of the deferred purchase price for the Stars Interactive Acquisition, completing the Repricing, decreasing its leverage ratios and producing strong net cash inflows from operating activities. The Corporation expects to continue to improve its financial condition through its strong cash flow generation and liquidity, including as a result of continuing to introduce new and innovative products and pursue expansion into new jurisdictions. For additional information regarding the Corporation’s repayment of debt, including the Repricing, see below under “Long-Term Debt”.

For additional information regarding the Corporation’s liquidity and capital resources, see the descriptions of the Corporation’s debt as set forth below under “Credit Facility” and “Long-Term Debt” and the notes to the Q2 2017 Financial Statements, as well as the 2016 Annual Information Form under the heading “General Development of the Business”.  See also “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

Market Risk

The Corporation is exposed to market risks, including changes to foreign currency exchange rates and interest rates.

Foreign Currency Exchange Risk

The Corporation is exposed to foreign currency risk, which includes risks related to its revenue and operating expenses denominated in currencies other than the U.S. dollar. In general, the Corporation is a net receiver of currencies other than the U.S. dollar, primarily the Euro, which is the primary depositing currency of the Corporation’s customers. Accordingly, changes in exchange rates, and in particular a strengthening of the U.S. dollar, which is the primary currency of game play on the Corporation’s product offerings, have reduced the purchasing power of the Corporation’s customers and thereby negatively affected the Corporation’s revenue and other operating results.

The Corporation has experienced and will continue to experience fluctuations in its net earnings as a result of translation gains or losses related to revaluing certain current asset and current liability balances that are denominated in currencies other than the functional currency of the entities in which they are recorded. The Corporation uses derivative financial instruments for risk management purposes, not for generating trading profits, and anticipates that such instruments will mitigate foreign currency risk.  As such, any change in cash flows associated with derivative instruments is expected to be offset by changes in cash flows related to the hedged position.  However, it is difficult to predict the effect hedging activities could have on the Corporation’s results of operations and there can be no assurance that any foreign currency exchange risks will be so mitigated or that such instruments will not result in a loss. The Corporation recognized a foreign currency loss of $2.1 million and a gain of $12.5 million in the three months ended June 30, 2017 and 2016, respectively, and foreign currency gains of $281,000 and $30.1 million in the six months ended June 30, 2017 and 2016, respectively.

For additional information on derivatives, see also note 2 in the 2016 Annual Financial Statements and note 7 in the Q2 2017 Financial Statements. Management monitors movements in foreign exchange rates by reviewing certain currency pairs on a frequent basis. The Corporation may in the future enter into additional derivatives or other financial instruments in an attempt to hedge its foreign currency exchange risk.

Interest Rate Sensitivity

The Corporation’s exposure to changes in interest rates (particularly, fluctuations in LIBOR) relates primarily to interest paid on the Corporation’s long-term indebtedness, as well as the interest earned on and market value of its cash and available-for-sale investments. The Corporation is also exposed to fair value interest rate risk with respect to its USD First Lien Term Loan, which it attempts to mitigate by hedging through the Swap Agreements that fix the interest rate on the same. The Corporation is also exposed to cash flow interest rate risk on its EUR First Lien Term Loan and USD Second Lien Term Loan, which each bear interest at variable rates.

As of the date hereof and as a result of the Repricing (as detailed above), the USD First Lien Term Loan and USD Second Lien Term Loan each have a LIBOR floor of 1.00% and the EUR First Lien Term Loan has no Euribor floor. As such, the interest rates cannot decrease below 4.50%, 8.00% and 3.75%, respectively. Management monitors movements in the interest rates by reviewing the Euribor and LIBOR on a frequent basis.

The Corporation’s cash consists primarily of cash on deposit with banks and its investments consist primarily of certain highly liquid, short-term instruments, including equities, funds and debt securities. The Corporation’s investment policy and strategy is focused on preservation of capital and supporting its liquidity requirements, not on generating trading profits. Changes in interest rates affect the interest earned on the Corporation’s cash and investments and the market value of those securities. However, any realized gains or losses resulting from such interest rate changes would only occur if the Corporation sold the investments prior to maturity.

Liquidity Risk

The Corporation is also exposed to liquidity risk with respect to its contractual obligations and financial liabilities. The Corporation manages liquidity risk by continuously monitoring its forecasted and actual cash flows and matching maturity profiles of financial assets and liabilities. The Corporation’s objective is to maintain a balance between continuity of funding and flexibility through borrowing facilities available through the Corporation’s banks and other lenders. The Corporation’s policy is to seek to ensure adequate funding is available from operations, established lending facilities and other sources, including the debt and equity capital markets, as required.

Contractual Obligations

The following is a summary of the Corporation’s contractual obligations as of June 30, 2017:

	Payments due by period
	Total	Less than	1-3 years	4-5 years	More than
$000's		1 year			5 years
Provisions	19,903	14,762	4,283	858	—
Long Term Debt	3,082,949	150,164	298,360	2,422,876	211,549
Derivatives	56,490	—	56,490	—	—
Purchase Obligations	47,562	8,131	15,127	9,851	14,453
Total	3,206,904	173,057	374,260	2,433,585	226,002

Credit Facility

The Corporation obtained a first lien revolving credit facility of $100 million on August 1, 2014 in connection with the Stars Interactive Acquisition (the “Credit Facility”).  Maturing on August 1, 2019, the Credit Facility can be used to fund working capital needs and for general corporate purposes.  The interest rate under the Credit Facility is, at the Corporation’s option, either LIBOR plus 4.00% or ABR plus 3.00%.  The applicable commitment fee on the Credit Facility is based on a first lien leverage ratio of 3.75 to 1.00 and could range from 0.375% to 0.50%.  Borrowings under the Credit Facility are subject to the satisfaction of customary conditions, including the absence of a default and compliance with certain representations and warranties.

As at each of June 30, 2017 and December 31, 2016, there were no amounts outstanding under the Credit Facility. However, in connection with the previously reported December 23, 2015 Commonwealth of Kentucky trial court order for damages against certain of its subsidiaries, the Corporation filed a notice of appeal to the Kentucky Court of Appeals and posted a $100 million supersedeas bond to stay enforcement of the order for damages during the pendency of the appeals process. In connection with the posting of the bond, the Corporation delivered cash collateral in the amount of $40 million and letters of credit in the aggregate amount of $30 million (collectively, the “Kentucky Bond Collateral”), which thereby reduced the availability under the Credit Facility to $70 million.

For additional information on the proceedings in Kentucky, see below under “Legal Proceedings and Regulatory Actions”, the 2016 Annual Reports and the Q1 2017 MD&A, including under the heading “Legal Proceedings and Regulatory Actions”, as applicable, and note 31 of the 2016 Annual Financial Statements.

Long-Term Debt

The following is a summary of long-term debt outstanding at June 30, 2017 and December 31, 2016 (all capitalized terms used in the table below relating to such long-term debt are defined below):

	Interest rate	June 30, 2017, Principal outstanding balance in local denominated currency	June 30, 2017 Carrying amount	December 31, 2016, Principal outstanding balance in local denominated currency	December 31, 2016 Carrying amount
		000’s	$000’s	000’s	$000’s
USD First Lien Term Loan	4.65%	1,905,376	1,852,138	2,021,097	1,965,929
EUR First Lien Term Loan	3.75%	384,182	433,243	286,143	296,197
USD Second Lien Term Loan	8.15%	210,000	169,095	210,000	166,453
Total long-term debt			2,454,476		2,428,579
Current portion			4,562		47,750
Non-current portion			2,449,914		2,380,829

The increase in outstanding long-term debt from December 31, 2016 to June 30, 2017 was primarily the result of foreign exchange fluctuations partially offset by the Repricing and quarterly scheduled debt principal repayments. For additional information regarding the interest on the Corporation’s outstanding long-term debt, including the effective interest rates, see the Q2 2017 Financial Statements. To manage its interest rate exposure on certain of its debt, the Corporation previously entered into the Swap Agreements (as defined and described below).

The principal repayments of the Corporation’s currently outstanding long-term debt over the next five years amount to the following:

	1 Year $000's	2 Years $000's	3 Years $000's	4 Years $000's	5 Years and Greater $000's
USD First Lien Term Loan	19,443	19,443	19,443	19,443	1,827,605
EUR First Lien Term Loan	4,478	4,478	4,478	4,478	420,957
USD Second Lien Term Loan	—	—	—	—	210,000
Total	23,921	23,921	23,921	23,921	2,458,562

CDN 2013 Debentures

On February 7, 2013, the Corporation closed a private placement of units consisting of debentures and warrants, issuing and selling 30,000 units at a price of CDN $1,000 per unit for aggregate gross proceeds of CDN $30 million (the “CDN 2013 Debentures”). The CDN 2013 Debentures matured on January 31, 2016 and were repaid in full on February 1, 2016 and the then-remaining outstanding warrants expired on January 31, 2016.  As of such date, the Corporation had no further obligations under or with respect to the same.

First and Second Lien Term Loans

On August 1, 2014, The Stars Group completed the Stars Interactive Acquisition, which was partly financed through the issuance of long-term debt, allocated into first and second lien term loans. Without giving effect to the Refinancing or Repricing, the first lien term loans consisted of a $1.75 billion seven-year first lien term loan priced at LIBOR plus 4.00% (the “USD First Lien Term Loan”) and a €200 million seven-year first lien term loan priced at Euribor plus 4.25% (the “EUR First Lien Term Loan” and, together with the USD First Lien Term Loan, the “First Lien Term Loans”), in each case with a 1.00% LIBOR and Euribor floor and repayable on August 22, 2021. Also without giving effect to the Refinancing or Repricing, the second lien term loan consisted of an $800 million eight-year loan priced at LIBOR plus 7.00%, with a 1.00% LIBOR floor and repayable on August 1, 2022 (the “USD Second Lien Term Loan”).

On August 12, 2015, the Corporation completed the previously announced refinancing of certain of its outstanding long-term indebtedness (the “Refinancing”). The Refinancing included the repayment of approximately $590 million of the USD Second Lien Term Loan. The Corporation funded this repayment, as well as fees and related costs, through a combination of an approximately $315 million increase of the existing USD First Lien Term Loan, approximately €92 million increase of the existing EUR First Lien Term Loan and approximately $195 million in cash. The credit agreement related to the First Lien Term Loans was amended to, among other things, provide for these increased term loan facilities.

In addition to the Refinancing, on March 3, 2017, the Corporation completed the Repricing. As a result of the Repricing, the Corporation currently expects to save approximately 13%, or $15.4 million, of interest expense over the next twelve months. For additional information on the Repricing, see above under “Overview and Outlook—First Half and Subsequent Developments—First Lien Term Loan Repricing and Amendment”.

As a result of the Refinancing and Repricing, the Corporation realized aggregate savings of approximately $3.8 million and $5.0 million in interest expense for the three and six months ended June 30, 2017, respectively.

First Lien Term Loans

Giving effect to the Refinancing and the Repricing, the USD First Lien Term Loan decreased to approximately $1.91 billion and the EUR First Lien Term Loan increased to approximately €385.16 million.

Except as set forth above, the Corporation is required to allocate up to 50% of the excess cash flow of the Corporation to the principal repayment of the First Lien Term Loans.  Excess cash flow is referred to as EBITDA of Stars Group Holdings B.V. (a parent of Stars Interactive) on a consolidated basis for such excess cash flow period (i.e., each fiscal year commencing with the fiscal year ended on December 31, 2015), minus, without duplication, debt service, capital expenditures, permitted business acquisitions and investments, taxes paid in cash, increases in working capital, cash expenditures in respect of swap agreements, any extraordinary, unusual or nonrecurring loss, income or gain on asset dispositions, and plus, without any duplication, decreases in working capital, capital expenditures funded with the proceeds of the issuance of debt or the issuance of equity, cash payments received in respect of swap agreements, any extraordinary, unusual or nonrecurring gain realized in cash and cash interest income to the extent deducted in the computation of EBITDA.

The percentage allocated to the principal repayment can fluctuate based on the following:

•

If the total secured leverage ratio (as defined in the credit agreement governing the First Lien Term Loans) at the end of the applicable excess cash flow period is less than or equal to 4.75 to 1.00 but is greater than 4.00 to 1.00, the repayments will be 25% of the excess cash flow.

•	If the total secured leverage ratio at the end of the applicable excess cash flow period is less than or equal to 4.00 to 1.00, the repayment will be 0% of the excess cash flow.

As a result of the Refinancing and Repricing and respective amendments to the credit agreement for the First Lien Term Loans, the Corporation was not required to allocate any excess cash flow to the principal repayment of the First Lien Term Loans during the fiscal year ending December 31, 2016 and will not be required to do so during the fiscal years ending December 31, 2017 and 2018. However, to the extent that the Corporation has such excess cash flow in applicable periods beginning in 2019, the Corporation may be required to allocate the applicable portion of such excess cash flow for such principal repayment.

The agreement for the First Lien Term Loans limits Stars Group Holdings B.V. and its subsidiaries’ ability to, among other things, incur additional debt or grant additional liens on its assets and equity, distribute equity interests and distribute any assets to third parties.

As described above under “—Market Risk—Interest Rate Sensitivity”, the Corporation is exposed to the fluctuations in the LIBOR rate as certain of its indebtedness is at variable rates of interest which could lead to increased interest charges. During the year ended December 31, 2015, a subsidiary of the Corporation entered into cross currency interest rate swap agreements (collectively, the “Swap Agreements”), designated and qualifying as cash flow hedges, to manage the interest rate exposure on the USD First Lien Term Loan. Under the Swap Agreements, the subsidiary agreed to exchange a notional principal amount of approximately $2.07 billion of the USD First Lien Term Loan into Euro denominated fixed rate debt in order to fix future interest and principal payments in terms of the Euro, which is the subsidiary’s functional currency.  In doing so, the Corporation currently expects to mitigate the impact of changes in interest rates and the impact of foreign currency gains and losses resulting from changes in the U.S. dollar to Euro exchange rate, thereby potentially reducing the uncertainty of future cash flows. As of June 30, 2017, the fair value of the Swap Agreements represented a liability of $56.49 million, and as a result of the Swap Agreements, the Corporation had interest savings of $7.44 million during the year. During the six months ended June 30, 2017, the Corporation unwound and settled a notional principal amount of $616.54 million of the Swap Agreements for a gain of $13.90 million. As a result of this unwinding and settlement, approximately $1.17 billion of the USD First Lien Term Loan is covered under the Swap Agreements. The remaining $688.93 million USD First Lien Term Loan is exposed to fluctuations in interest rates.

See also “Risk Factors and Uncertainties” below and in the 2016 Annual Information Form, particularly under the heading “Risk Factors and Uncertainties—Risks Related to the Corporation’s Substantial Indebtedness”.

USD Second Lien Term Loan

Giving effect to the Refinancing, the USD Second Lien Term Loan decreased to $210 million, and although the applicable interest rate remained the same, the effective interest rate increased (note 6). On August 8, 2017, the Corporation prepaid without penalty approximately $40 million under the USD Second Lien Term Loan using cash flow from operations, which it expects to result in approximately $3 million in annual interest savings. Following this prepayment, the principal balance of the USD Second Lien Term loan as of the date hereof is $170 million.

During the six months ended June 30, 2017 and during a portion of the year ended December 31, 2016, the Corporation designated a portion of the USD First Lien Term Loan, its entire principal amount of the USD Second Lien Term Loan and the deferred purchase price for the Stars Interactive Acquisition as a foreign exchange hedge of its net investment in its foreign operations.  Accordingly, the portion of the gains arising from the translation of the USD-denominated liabilities that was determined to be an effective hedge during the period was recognized in the consolidated statements of comprehensive income, counterbalancing a portion of the losses arising from translation of the Corporation’s net investment in its foreign operations.

During each of the three and six months ended June 30, 2017 there was no ineffectiveness with respect to the net investment hedge.

For the three and six months ended June 30, 2017, the Corporation recorded an unrealized exchange loss on translation of $67.32 million and $92.34 million, respectively, as compared to $13.11 million for each of the prior year periods, in the cumulative translation adjustment in reserves related to the translation of a portion of the USD First Lien Term Loan, USD Second Lien Term Loan and the deferred payment.

CASH FLOWS BY ACTIVITY

Comparison of the Three Months Ended June 30, 2017 and 2016

The table below outlines a summary of cash inflows and outflows by activity for the three months ended June 30, 2017 and 2016.

	Three Months Ended June 30,
	2017	2016
	$000's	$000's
Net cash inflows from operating activities	130,426	69,728
Net cash outflows from financing activities	(153,997)	(39,819)
Net cash outflows from investing activities	(6,015)	(41,747)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the three months ended June 30, 2017 and 2016. The Corporation’s cash inflows from operating activities increased for the three months ended June 30, 2017 as compared to the prior year period primarily as a result of increased EBITDA generated from the underlying operations and a decrease in customer deposit withdrawals relative to the prior year period.

Cash Outflows from Financing Activities

During the three months ended June 30, 2017, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $122.5 million on the deferred purchase price during the period and (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan. During the three months ended June 30, 2016, the primary expenditures affecting cash outflows from financing activities were the repayment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan.

Cash Outflows from Investing Activities

During the three months ended June 30, 2017, the Corporation’s cash outflows from investing activities were primarily driven by (i) the acquisition of the remaining interests held by the sellers of Stars Fantasy Sports Subco, LLC (“Stars Fantasy”), the operator of, among other things, the Corporation’s StarsDraft brand, (ii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook, and (iii) the settlement of certain minimum revenue guarantees in connection with the Corporation’s divestiture of certain former B2B assets, in each case partially offset by the inflow of cash from the settlement of the Cadillac Jack Note. During the three months ended June 30, 2016, the Corporation’s cash outflows from investing activities were primarily driven by (i) cash sweeps for the deferred purchase price for the Stars Interactive Acquisition (equal to 35% of certain free cash flow as defined in the merger agreement governing the Stars Interactive Acquisition), (ii) settlement of certain minimum revenue guarantees in connection with the Corporation’s divestiture of certain former B2B assets, (iii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, and (iv) the cash collateral delivered as part of the Kentucky Bond Collateral.

Comparison of the Six Months Ended June 30, 2017 and 2016

The table below outlines a summary of cash inflows and outflows by activity for the six months ended June 30, 2017 and 2016.

	Six Months Ended June 30,
	2017	2016
	$000's	$000's
Net cash inflows from operating activities	225,973	114,948
Net cash outflows from financing activities	(266,639)	(99,280)
Net cash outflows from investing activities	(8,930)	(100,249)

Cash Inflows from Operating Activities

The Corporation generated cash inflows from operating activities for the six months ended June 30, 2017 and 2016. The Corporation’s cash inflows from operating activities increased for the six months ended June 30, 2017 as compared to the prior year period primarily as a result of increased EBITDA generated from the underlying operations and a decrease in customer deposit withdrawals relative to the prior year period.

Cash Outflows from Financing Activities

During the six months ended June 30, 2017, the primary expenditures affecting cash outflows from financing activities were (i) the payment of $197.5 million on the deferred purchase price during the period, (ii) the repayment of long-term debt interest and principal related to the First Lien Term Loans and the USD Second Lien Term Loan, and (iii) the settlement of an investment margin account previously utilized to acquire strategic investments in 2014. These expenditures were partially offset by a gain on settlement of certain derivatives. During the six months ended June 30, 2016, the primary expenditures affecting cash outflows from financing activities were (i) the payment of long-term debt interest and principal, particularly as it related to the First Lien Term Loans and the USD Second Lien Term Loan, and (ii) the repayment of the CDN 2013 Debentures.

Cash Outflows from Investing Activities

During the six months ended June 30, 2017, the Corporation’s cash outflows from investing activities were primarily driven by (i) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook, and (ii) the acquisition of the remaining interests held by the sellers of Stars Fantasy, in each case partially offset by the inflow of cash from the settlement of the Cadillac Jack Note. During the six months ended June 30, 2016, the Corporation’s cash outflows from investing activities were primarily driven by (i) cash sweeps for the deferred purchase price, (ii) settlement of certain minimum revenue guarantees in connection with the Corporation’s divestiture of certain former B2B assets, (iii) capital expenditures, primarily consisting of investments in online poker, casino and sportsbook development, and (iv) the cash collateral delivered as part of the Kentucky Bond Collateral.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

For a description of the Corporation’s significant accounting policies, critical accounting estimates and judgments, and related information see note 2 to the Q2 2017 Financial Statements and 2016 Annual Financial Statements, the 2016 Annual MD&A, and the Q1 2017 MD&A. Other than as set forth below, there have been no changes to the Corporation’s significant accounting policies or critical accounting estimates or judgments during the three and six months ended June 30, 2017.

Change in Critical Accounting Estimates

During the three and six months ended June 30, 2017, there were no changes to the Corporation’s critical accounting estimates.

Change in Significant Accounting Policies

During the three and six months ended June 30, 2017, the Corporation made the following changes to its significant accounting policies, all of which were adopted effective January 1, 2017:

Debt modification

From time to time, the Corporation pursues amendments to its credit agreements based on prevailing market conditions. Such amendments, when completed, are considered by the Corporation to be debt modifications. The accounting treatment of a debt modification depends on whether the modified terms are substantially different than the previous terms. Terms of an amended debt agreement are considered to be substantially different when the discounted present value of the cash flows under the new terms discounted using the original effective interest rate, is at least ten percent different from the discounted present value of the remaining cash flows of the original debt. If the modification is not substantially different, it will be considered as a modification with any costs or fees incurred adjusting the carrying amount of the liability and amortized over the remaining term of the liability. If the modification is substantially different, then the transaction is accounted for as an extinguishment of the old debt instrument with an adjustment to the carrying amount of the liability being recorded in the unaudited interim condensed statement of earnings immediately.

Cash flow hedges

Hedge accounting is discontinued on a prospective basis when the hedge no longer meets the hedge accounting criteria (including when it becomes ineffective), when the hedge instrument is sold, terminated or exercised and when, for cash flow hedges, the designation is revoked and the forecast transaction is no longer expected to occur. The cumulative gain or loss deferred in the unaudited interim condensed statement of other comprehensive income should be classified to the unaudited interim condensed statement of earnings in the same period during which the hedged forecast cash flows affect net earnings. Where the forecast transaction is no longer expected to occur, the cumulative gain or loss deferred in other comprehensive income is transferred immediately to net earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policies Adopted

During the three and six months ended June 30, 2017, there were no changes to the Corporation’s accounting policies adopted.

New Accounting Pronouncements – Not Yet Effective

IFRS 9, Financial Instruments

The IASB issued IFRS 9 relating to the classification and measurement of financial assets. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the many different rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments (i.e., its business model) and the contractual cash flow characteristics of such financial assets. IFRS 9 also amends the impairment model by introducing a new expected credit losses model for calculating impairment on its financial assets and commitments to extend credit. The standard also introduces additional changes relating to financial liabilities. IFRS 9 also includes a new hedge accounting standard which aligns hedge accounting more closely with risk management. This new standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. Extended disclosures about risk management activity for those applying hedge accounting will also be required under the new standard.

An entity shall apply IFRS 9 retrospectively, with some exemptions, for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

IFRS 15, Revenues from Contracts with Customers

The Financial Accounting Standards Board and IASB have issued converged standards on revenue recognition. This new IFRS 15 affects any entity using IFRS that either enters into contracts with customers, unless those contracts are within the scope of other standards such as insurance contracts, financial instruments or lease contracts. This IFRS will supersede the revenue recognition requirements in IAS 18 and most industry-specific guidance.

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Corporation intends to adopt IFRS 15 and the associated clarifications in its financial statements for the annual fiscal period beginning on January 1, 2018. However, the Corporation does not expect its adoption of IFRS 15 to have a material impact on the financial statements and does not anticipate applying it prior to its effective date.

IFRS 16, Leases

The IASB recently issued IFRS 16 to replace IAS 17 “Leases”. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments.

This standard substantially carries forward the lessor accounting requirements of IAS 17, while requiring enhanced disclosures to be provided by lessors.

The Corporation intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Corporation is currently evaluating the impact of this standard, and does not anticipate applying it prior to its effective date.

OFF BALANCE SHEET ARRANGEMENTS

As at June 30, 2017, the Corporation had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

OUTSTANDING SHARE DATA

As at August 7, 2017
Common Shares issued and outstanding	147,219,717
Common Shares issuable upon conversion of 1,139,249 Preferred Shares	56,680,120
Common Shares issuable upon exercise of options	7,909,273
Common Shares issuable upon exercise of warrants	4,000,000
Common Shares issuable upon settlement of other equity-based awards	613,943
Total Common Shares on a fully-diluted basis	216,423,053

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other than as set forth below, there were no material changes or updates to the Corporation’s material legal proceedings or regulatory actions during the three months ended June 30, 2017. For additional information regarding the Corporation’s material legal proceedings and regulatory actions, see the 2016 Annual Reports and Q1 2017 MD&A, particularly under the heading “Legal Proceedings and Regulatory Actions”, as applicable.

Kentucky Proceeding

For information regarding the previously reported proceeding in Kentucky, see above under “Liquidity and Capital Resources—Credit Facility”, the 2016 Annual Information Form and Q1 2017 MD&A, including under the heading “Legal Proceedings and Regulatory Actions” therein, and note 31 to the 2016 Annual Financial Statements. Since the date of the Q1 2017 MD&A, the Corporation has continued to pursue its appeal of the trial court’s order for damages in connection with the proceeding in Kentucky. In addition, as it relates to the previously disclosed claims against the sellers’ of Stars Interactive, all such claims have been settled, with the exception of the claim relating to the Kentucky preceding, and the Corporation received approximately $5.77 million from the escrow fund for such claims. The escrow fund was reduced accordingly and continues to be held by the escrow agent. The remaining disputed claim and release of the outstanding escrow funds will be resolved in accordance with the provisions of the merger and escrow agreements related to the Stars Interactive Acquisition, and there can be no assurance that such claim will result in any amounts in the escrow fund being remitted to the Corporation or that any of the Corporation’s estimates of potential losses will reimbursed by the sellers or otherwise.

The AMF Investigation and Foreign Payments Matter

For information regarding the previously reported AMF investigation and related matters see the 2016 Annual Information Form and Q1 2017 MD&A. For information regarding the foreign payments matter, see below, the 2016 Annual Information Form, including under the headings “Legal Proceedings and Regulatory Actions—Foreign Payments Matter” and “Risk Factors and Uncertainties—The Corporation is subject to various laws relating to trade, export controls, and foreign corrupt practices, the violation of which could adversely affect its operations, reputation, business, prospects, operating results and financial condition”, and Q1 2017 MD&A.

As previously disclosed, in the course of the internal investigation with respect to the AMF matters, the Board became aware of certain information which it is reviewing in order to determine whether the Corporation or its subsidiaries may have made improper payments relating to a portion of its historical business that was operated prior to the Stars Interactive Acquisition directly or through external consultants to foreign governmental officials in certain jurisdictions outside of Canada and the United States.  This historical business, which primarily provided lottery services and sold refurbished gaming terminals to both governments and private businesses, was never profitable and effectively ceased operations in 2014.  The Corporation does not currently have operations or hold any licenses or approvals in any of these foreign jurisdictions.

The Board’s review of the possibility of improper foreign payments is ongoing, with the involvement of external counsel, and additional information could become known to it in the future.  As previously disclosed, as part of the Board’s review, the Corporation contacted the Royal Canadian Mounted Police (“RCMP”) in Canada and the Department of Justice and SEC in the United States. These authorities are investigating these matters and the Corporation continues to cooperate with the same, including, without limitation, by cooperating with the RCMP with respect to matters related to the search warrant previously executed at the Corporation’s former Pointe-Claire, Quebec office, responding to information requests, and voluntarily providing records and information.

Class Actions

For information regarding the previously reported class action lawsuits, see the 2016 Annual Information Form and Q1 2017 MD&A.

DISCLOSURE CONTROLS AND PROCEDURES AND

INTERNAL CONTROL OVER FINANCIAL REPORTING

The applicable rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators require The Stars Group’s certifying officers, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), to establish and maintain disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as those terms are defined in such rules. In compliance with these rules, the Corporation has filed applicable certifications signed by the CEO and the CFO that, among other things, report on the design of each of DC&P and ICFR.

Disclosure Controls and Procedures

The CEO and CFO have designed DC&P, or have caused them to be designed under their supervision, to provide reasonable assurance that:

•	material information relating to the Corporation is made known to them by others, particularly during the period in which the annual and interim filings are being prepared; and
•

information required to be disclosed in the annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation.

As previously disclosed, the CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s DC&P at the financial year end December 31, 2016. Based on that evaluation, the CEO and CFO concluded that, because of the material weaknesses in the Corporation’s ICFR that existed at December 31, 2016, which were disclosed in the 2016 Annual MD&A under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Management Report on Internal Control Over Financial Reporting”, the Corporation’s DC&P were not effective as of June 30, 2017. Notwithstanding these material weaknesses, the Corporation’s management, including the CEO and CFO, concluded that the Q2 2017 Financial Statements present fairly, in all material respects, the Corporation’s financial position, results of operations and cash flows for the periods presented in conformity with IFRS.

Internal Control Over Financial Reporting

The CEO and CFO have designed ICFR, or have caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Corporation’s accounting and reporting standards.

As previously disclosed, the CEO and CFO have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Corporation’s ICFR at the financial year end December 31, 2016, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on that evaluation, the CEO and CFO concluded that the Corporation’s ICFR was not effective as of December 31, 2016, due to the fact that there were material weaknesses in the same. For a description and discussion of such material weaknesses, please see the 2016 Annual MD&A under the heading “Disclosure Controls and Procedures and Internal Control Over Financial Reporting—Management Report on Internal Control Over Financial Reporting”.

Remediation Efforts to Address Identified Material Weaknesses

Management is committed to remediating the material weaknesses in the Corporation’s ICFR identified as of December 31, 2016 and identifying and remediating internal control risks that could be material to the Corporation in the future. If not remediated effectively, the material weaknesses in such ICFR could impact the accuracy and completeness of the Corporation’s financial statements.

The Corporation has implemented the following measures to address the material weaknesses identified as of December 31, 2016:

Derivative Valuations and Hedge Accounting – The Corporation has implemented a change to its internal control over financial reporting relating to derivative valuations and hedge accounting.  Throughout the fourth quarter of 2016, the Corporation performed reviews to identify opportunities to improve the operation of its controls relating to derivative valuations and hedge accounting, and in the same quarter, the Corporation engaged an external service provider that specializes in derivative valuations and provides a Type 1 report in accordance with Statement on Standards for Attestation Engagements (SSAE) No. 16, Reporting on Controls at a Service Organization (a “SOC1 Report”) to provide applicable valuations for comparison to management’s internal valuations and to assist with hedge documentation and technical assessments related to any significant changes to existing hedge relationships or new hedge relationships. In the first quarter of 2017, management implemented additional internal controls in respect of hedge accounting and fully outsourced derivative valuations and aspects of hedge relationship assessments to the external provider, which will continue to provide a SOC1 Report.  Testing of this internal control continued during the second quarter of 2017.  As a result of this continued testing and certain expected changes in the Corporation’s ICFR environment prior to year-end, management will conclude as to the design and operational effectiveness relating to derivative valuations and hedge accounting when assessing the effectiveness of ICFR as at the end of 2017.

Foreign Exchange Rate Information - The Corporation performed a review of the design and operation of its controls relating to foreign exchange rate information. The Corporation now obtains foreign exchange rate information from an additional reputable source to compare such information against that provided by its previous sole information source and is still in the process of developing an automated control to perform such comparisons in the future.  No other changes to the design of this internal control were made in the second quarter of 2017, although testing continued. As a result of this continued testing and certain expected changes in the Corporation’s ICFR environment prior to year-end, management will conclude as to the design and operational effectiveness relating to foreign exchange rate information when assessing the effectiveness of ICFR as at the end of 2017.

The Corporation is committed to maintaining a strong control environment and continuously monitors and assesses the same, including its DC&P and ICFR, in an effort to achieve this goal. The Audit Committee has directed management to continually develop and monitor detailed plans and timetables for the completion of testing of the remedial measures outlined above. In addition, under the direction of the Audit Committee, management will continue to review and make necessary changes to the overall design and test the operation of the Corporation’s internal control environment.

As the Corporation implements these remediation efforts, and continues to evaluate and work to improve its ICFR, management may determine that additional steps or measures may be necessary to address and remediate the material weaknesses or determine to modify the remediation efforts described above. The Corporation cannot assure you that these remediation efforts will be successful or that its ICFR will be effective in accomplishing all control objectives all of the time. Management will continue to assess the effectiveness of these internal controls in connection with its evaluations of the effectiveness of its ICFR at year end.

Changes to Internal Control Over Financial Reporting

The Corporation has taken the measures described above under “Remediation Efforts to Address Identified Material Weaknesses”. However, there has been no change in The Stars Group’s ICFR that occurred during the three months ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, The Stars Group’s ICFR.

Limitations on Effectiveness of DC&P and ICFR

In designing and evaluating DC&P and ICFR, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives.  In addition, the design of DC&P and ICFR must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs. See also “Risk Factors and Uncertainties—Risks Related to the Corporation’s Business—If the Corporation’s internal controls are ineffective, its operating results and market confidence in its reported financial information could be adversely affected” in the 2016 Annual Information Form.

RISK FACTORS AND UNCERTAINTIES

Certain factors may have a material adverse effect on the Corporation’s business, financial condition, and results of operations. Current and prospective investors should carefully consider the risks and uncertainties and other information contained in this MD&A, the 2017 Q2 Financial Statements, the 2016 Annual Reports, particularly under the heading “Risk Factors and Uncertainties” therein, as applicable, and in other filings that the Corporation has made and may make with applicable securities authorities in the future, including those available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The risks and uncertainties described herein and therein are not the only ones the Corporation may face. Additional risks and uncertainties that the Corporation is unaware of, or that the Corporation currently believes are not material, may also become important factors that could adversely affect the Corporation’s business. If any of such risks actually occur, the Corporation’s business, financial condition, results of operations, and future prospects could be materially and adversely affected. In that event, the trading price of the Common Shares (or of any other securities of the Corporation) could decline, and you could lose part or all of your investment.

FURTHER INFORMATION

Additional information relating to The Stars Group and its business, including, without limitation, the Q2 2017 Financial Statements, the 2016 Annual Reports and other filings that The Stars Group has made and may make with applicable securities authorities in the future, may be found on or through SEDAR at www.sedar.com, EDGAR at www.sec.gov or The Stars Group’s website at www.starsgroup.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of The Stars Group securities and securities authorized for issuance under equity compensation plans, is also contained in the Corporation’s most recent management information circular for the most recent annual meeting of shareholders of the Corporation.

In addition to press releases, securities filings and public conference calls and webcasts, The Stars Group intends to use its investor relations page on its website as a means of disclosing material information to its investors and others and for complying with its disclosure obligations under applicable securities laws. Accordingly, investors and others should monitor the website in addition to following The Stars Group’s press releases, securities filings and public conference calls and webcasts. This list may be updated from time to time.

Toronto, Ontario
August 9, 2017

(Signed) “Brian Kyle”

_____________________

Brian Kyle
Chief Financial Officer